UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM T-3

           FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                           TRUST INDENTURE ACT OF 1939

                           Texon International Limited
--------------------------------------------------------------------------------
                               (Name of applicant)

                                  100 Ross Walk
                            Leicester LE4 5BX England
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities to Be Issued Under the Indenture to Be Qualified

10% Senior Notes due 2010                                           DM 61,250,00
--------------------------------------------------------------------------------
     Title of Class                                                    Amount

   Approximate date of proposed public offering: The Effective Date under the Scheme of Arrangement (as defined herein), presently anticipated to be on or about November 22, 2002.

                     Name and address of agent for service:

                           Texon International Limited
                                  100 Ross Walk
                            Leicester LE4 5BX England

                                 With copies to:

                           Andrew J.O. Wilkinson, Esq.
                             Richard L. Nevins, Esq.
                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                               New York, NY 10038

ITEM 1. GENERAL INFORMATION.

(a) Form of Organization. Texon International Limited (the "Applicant" or the "Company") is a private limited company.

(b) State or other sovereign power under the laws of which organized. The Applicant is organized under the laws of England and Wales.

ITEM 2. SECURITIES ACT EXEMPTION AVAILABLE.

      The Applicant has engaged in a restructuring pursuant to a Scheme of Arrangement under Section 425 of the U.K. Companies Act 1985. The key elements of the restructuring are: the redemption, in exchange for the right to take equity in the Company or a final cash settlement, of debt represented by (i) 75 per cent. of the principal amount of the Applicant's 10% Senior Notes due 2010 ("Senior Notes"), (ii) 75 per cent. of the accrued but unpaid interest on the full amount of the Senior Notes from August 1, 2002, up to and including the Effective Date, (iii) 50 per cent. of the coupon payment on the Senior Notes that became due on August 1, 2002, and (iv) all default interest accrued on that coupon since August 1, 2002. Creditors under the Scheme of Arrangement will also receive the payment, within 90 days after completion of the restructuring, of the remaining 50 per cent. of the coupon payment on the Senior Notes that became due on August 1, 2002. In addition, pursuant to the restructuring the Company will also amend the terms of the indenture governing the Senior Notes, including, amongst other things, an amendment extending the maturity of the remaining 25 per cent. of the principal amount of the Senior Notes by two years to February 1, 2010.

      The Senior Notes to be issued are exempt from the registration requirements of the Securities Act of 1933, including that provided by Section 3(a)(10) thereof. The High Court of Justice of the United Kingdom has held a hearing on the fairness of the Scheme of Arrangement to creditors and sanctioned the Scheme of Arrangement by Order dated November 7, 2002 after it was approved by the requisite majority of Scheme Creditors and certain conditions were satisfied. By Order dated November 14, 2002 the Company received a permanent injunction under Section 304 of the U.S. Bankruptcy Code prior to the Scheme becoming effective in order to enforce the terms of the Scheme of Arrangement in the United States against all Scheme Creditors.

                                  AFFILIATIONS

ITEM 3. AFFILIATES.

Set forth below are all direct and indirect subsidiaries of the Applicant, all of which are wholly-owned by the Applicant or its subsidiaries unless otherwise indicated:

United Texon Limited                       Direct Wholly-owned Subsidiary
Archview Limited                           Indirect Wholly-owned Subsidiary
USM (Holdings) Limited                     Indirect Wholly-owned Subsidiary
UT France SAS                              Indirect Wholly-owned Subsidiary
Texon Group Limited                        Indirect Wholly-owned Subsidiary
The Electric Shoe Company Limited          Indirect Subsidiary (50% ownership)
Shoeimpex Limited                          Indirect Wholly-owned Subsidiary
Texon UK Limited                           Indirect Wholly-owned Subsidiary
Cornwell Industries Limited                Indirect Wholly-owned Subsidiary
Cornwell Components Holdings Limited       Indirect Wholly-owned Subsidiary
Cornwell Manufacturing Limited             Indirect Wholly-owned Subsidiary
Martin Moulds Limited                      Indirect Wholly-owned Subsidiary
Parker Thorne Limited                      Indirect Wholly-owned Subsidiary
Texon Overseas                             Indirect Wholly-owned Subsidiary
Texon Australia Pty Limited                Indirect Wholly-owned Subsidiary
Claravon Limited                           Indirect Wholly-owned Subsidiary
Texon Oesterreich GmbH                     Indirect Wholly-owned Subsidiary
Texon (China Holdings) Limited             Indirect Subsidiary (96% ownership)
Foshan Texon Cellulose Board
    Manufacturing Co Limited               Indirect Subsidiary (87.6% ownership)
Texon France SA                            Indirect Wholly-owned Subsidiary
Esjot Goldenberg SA                        Indirect Wholly-owned Subsidiary
Texon Verwaltungs GmbH                     Indirect Wholly-owned Subsidiary
USM Holdings GmbH                          Indirect Wholly-owned Subsidiary
Texon Components GmbH                      Indirect Wholly-owned Subsidiary
Texon Mockmuhl GmbH                        Indirect Wholly-owned Subsidiary
Esjot-Werk Schiermeister und Junker
    GmbH & Co .KG                          Indirect Wholly-owned Subsidiary
Esjot Verwaltungs GmbH                     Indirect Wholly-owned Subsidiary
Texon International (Asia) Limited         Indirect Wholly-owned Subsidiary
Texon Italia SpA Esjot Industriale Srl     Indirect Wholly-owned Subsidiary
USM Texon Mexico SA                        Indirect Wholly-owned Subsidiary
Texon Benelux BV                           Indirect Wholly-owned Subsidiary
Texon New Zealand Limited                  Indirect Wholly-owned Subsidiary
Texon Materiales SL                        Indirect Wholly-owned Subsidiary
Manto De Elias SL                          Indirect Wholly-owned Subsidiary
Texon Taiwan Limited                       Indirect Wholly-owned Subsidiary

Texon USA Inc                              Indirect Wholly-owned Subsidiary
Boxflex Texon Components para
    Calcados Ltda                          Indirect Subsidiary (50% Ownership)
SCI Lambiotte Immobiliere                  Indirect Wholly-owned Subsidiary
Dorwing International Limited              Indirect Wholly-owned Subsidiary
Triston Technologies Inc                   Indirect Wholly-owned Subsidiary
Texon (India) PVT Limited                  Indirect Wholly-owned Subsidiary

                             MANAGEMENT AND CONTROL

ITEM 4. DIRECTORS AND EXECUTIVE OFFICERS.

Set forth below are the names of all and all positions held by current directors and executive officers of the Applicant:

      NAME                  ADDRESS                         OFFICE
---------------   ---------------------------   --------------------------------

Peter Selkirk     Texon International Limited   Chief Executive and Director
                         100 Ross Walk
                  Leicester LE4 5BX England

Neil Fleming      Texon International Limited   Finance Director and Company
                         100 Ross Walk              Secretary
                  Leicester LE4 5BX England

Robert Reid       Texon International Limited   General Manager - Europe
                         100 Ross Walk
                  Leicester LE4 5BX England

Terry Pee         Texon International Limited   General Manager - Asia
                         100 Ross Walk
                  Leicester LE4 5BX England

Phillip Bouldin   Texon International Limited   General Manager - Americas
                         100 Ross Walk
                  Leicester LE4 5BX England

Neil Eastwood     Texon International Limited   Director of Insole Operations
                         100 Ross Walk
                  Leicester LE4 5BX England

Timothy Wright    Texon International Limited   Non-executive Director
                         100 Ross Walk
                  Leicester LE4 5BX England

ITEM 5. PRINCIPAL OWNERS OF VOTING SECURITIES.

As of November 22, 2002, the ownership of the Applicant's voting securities by persons or groups owning in excess of 10% of the voting securities of the Applicant or its subsidiaries is as follows:

NAME AND MAILING ADDRESS               TITLE OF CLASS OWNED   AMOUNT OWNED   % OF VOTING SECURITIES OWNED
------------------------------------   --------------------   ------------   ----------------------------
Matlin Patterson Global                Cumulative              9,411,646                 73%
Opportunities Partners L.P.            Redeemable
520 Madison Avenue                     Preference Shares
New York, NY 10022-4213

Matlin Patterson Global                Ordinary Shares         1,882,349                 73%
Opportunities Partners L.P.
520 Madison Avenue
New York, NY 10022-4213

                                  UNDERWRITERS

ITEM 6. UNDERWRITERS.

(a) No person, within three years prior to the date of the filing of this application, has acted as an underwriter of any securities of the Applicant.

(b) No person is acting as principal underwriter of the securities proposed to be offered pursuant to the Indenture.

                               CAPITAL SECURITIES

ITEM 7. CAPITALIZATION.

(a) As of November 22, 2002, the capitalization of the Applicant will be as follows:

TITLE OF CLASS                           AMOUNT AUTHORIZED    AMOUNT OUTSTANDING
-------------------------------------    -----------------    ------------------

Deferred Shares                                106,479,798           106,479,798

Ordinary Shares                                  3,000,000             2,750,410

Cumulative Redeemable
   Preference Shares                            14,725,000            13,474,116

Non-Redeemable                                     278,024               278,024
   Preference Shares

(b) The Ordinary Shares and Redeemable Preference Shares and Non-Redeemable Preference Shares (collectively referred to as "Preference Shares") will have the same voting rights. In the event of any sale or liquidation of the Company, each holder of Preference Shares will be entitled to receive a distribution of (pound)1.00 per Preference Share plus any accumulated dividends in priority to any other equity security in the Company. After distributions to Preference Shareholders have been made, New Ordinary Shareholders will be entitled to receive a distribution equal to the nominal value of their Ordinary Shares. Deferred Shareholders will then be entitled to receive a distribution of 0.0001 pence per Deferred Share. Any amounts remaining after such distributions have been made will be distributed pro rata to Ordinary Shareholders.

                              INDENTURE SECURITIES

ITEM 8. ANALYSIS OF INDENTURE PROVISIONS.

      The Senior Notes will be subject to the Indenture between the Applicant and The Bank of New York, dated January 30, 1998, as amended by a Supplemental Indenture dated November 22, 2002 ("Indenture"). The following is a general description of certain provisions of the Indenture to be qualified. All capitalized terms not defined herein shall have the meanings ascribed to them in the Indenture and all Sections described below shall correspond to those sections of the Indenture.

(a)   Events of Default

An "Event of Default" occurs if:

      (1) the Company defaults in any payment of interest on, or Additional Amounts, if any, with respect to, any Security when the same becomes due and payable, and such default continues for a period of 30 days;

      (2) the Company defaults in the payment of the principal of any Security when the same becomes due and payable at its Stated Maturity, upon redemption, upon required repurchase, upon declaration or otherwise;

      (3) the Company fails to comply with Section 5.01 (When Company May Merge or Transfer Assets);

      (4) the Company fails to comply with Section 4.02 (Maintenance of Office or Agency), 4.03 (Limitation on Indebtedness), 4.04 (Limitation on Restricted Payments), 4.05 (Limitation on Restrictions on Distributions from Subsidiaries),
4.06 (Limitation on Sales of Assets and Subsidiary Stock), 4.07 (Limitation on Transactions with Affiliates), 4.08 (Change of Control), 4.11 (Limitation on Liens), 4.12 (Limitation on Guarantees of Company Indebtedness), 4.13 (Limitation on Lines of Business), 4.14 (Limitation on Sale/Leaseback Transaction), 4.15 (Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries), 4.16 (Additional Amounts) or 4.17 (Payment of Non-Income Taxes and Similar Charges) (in each case, other than a failure to purchase Securities when required), and such failure continues for 30 days after the notice specified below;

      (5) the Company fails to comply with any of its agreements in the Securities or this Indenture (other than those referred to in (1), (2), (3) or (4) above) and such failure continues for 60 days after the notice specified below;

      (6) Indebtedness of the Company or any Subsidiary is not paid within any applicable grace period after final maturity or the acceleration by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds (pound)7.5 million or its foreign currency equivalent at the time;

      (7) the Company or any of its Subsidiaries suspends making payment of, or is unable to, or admits inability to pay its debts (or any class of its debts) as they fall due, or is deemed unable to pay its debts pursuant to or for the purposes of any applicable law, or is adjudicated or found bankrupt or insolvent or a moratorium is declared in respect of its Indebtedness;

      (8) the Company or any Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

            (A)   commences a voluntary case;

            (B) consents to the entry of an order for relief against it in an involuntary case;

            (C) consents to the appointment of a Custodian of it or for any substantial part of its property;

            (D) makes a general assignment for the benefit of, or enters into a composition or other arrangement with, its creditors;

            (E) passes a resolution or presents a petition for its winding-up, liquidation or administration;

or takes any comparable action under any other laws relating to insolvency, bankruptcy or debt moratorium;

      (9) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

            (A) is for relief against the Company or any Subsidiary in an involuntary case;

            (B) appoints a Custodian of the Company or any Subsidiary or for any substantial part of its property; or

            (C) orders the winding up, liquidation or administration of the Company or any Subsidiary;

or any similar relief is granted under any other laws and the order or decree remains unstayed and in effect for 60 days; or

      (10) any judgment or decree for the payment of money in excess of (pound)7.5 million or its foreign currency equivalent at the time is entered against the Company or any Subsidiary and is not discharged, waived or stayed and either (A) an enforcement proceeding has been commenced by any creditor upon such judgment or decree or (B) there is a period of 60 days following the entry of such judgment or decree during which such judgment or decree is not discharged, waived or the execution thereof stayed.

      If an Event of Default (other than an Event of Default specified in (7), (8) or (9), above, with respect to the Company) occurs and is continuing, the Trustee by notice to the Company, or the Holders of at least 25% in principal amount of the outstanding Securities by notice to the Company, may declare the principal of and accrued but unpaid interest and Additional Amounts, if any, on all the Securities to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default specified in Section (7), (8) or (9), above, with respect to the Company occurs, the principal of and interest and Additional Amounts, if any, on all the Securities shall ipso facto become and be due and payable without any declaration or other act on the part of the Trustee or any Securityholders. The Holders of a majority in principal amount of the Securities by notice to the Trustee may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of acceleration. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

(b)   Authentication and Delivery of the Notes and Application of Proceeds

      In exchange for each original Initial Security issued prior to the date hereof (the "Original Initial Securities"), in accordance with Section 9.05 of the Indenture the Company hereby agrees to execute a new Initial Security (the "Amended and Restated Initial Securities"). From the date hereof, all references in the Indenture, as amended, to the Initial Securities, shall mean the Amended and Restated Initial Securities.

      In exchange for each original Exchange Security issued prior to the date hereof (the "Original Exchange Securities"), in accordance with Section 9.05 of the Indenture the Company hereby agrees to execute a new Exchange Security (the "Amended and Restated Exchange Securities"). From the date hereof, all references in the Indenture, as amended, to the Exchange Securities, shall mean the Amended and Restated Exchange Securities.

      There will be no proceeds resulting from the Supplemental Indenture for the Senior Notes.

(c)   Release of Property Subject to Lien

      Not applicable.

(d)   Satisfaction and Discharge of Indenture

      When (i) the Company delivers to the Trustee all outstanding Securities (other than Securities replaced pursuant to Section 2.07) for cancellation or
(ii) all outstanding Securities have become due and payable, whether at maturity or as a result of the giving of a notice of redemption pursuant to Article 3 of the Indenture and the Company irrevocably deposits with the Trustee funds or U.S. Government Obligations on which payment of principal and interest when due shall be sufficient to pay at maturity or upon redemption all outstanding Securities, including interest thereon and Additional Amounts, if any, to maturity or such redemption date (other than Securities replaced pursuant to Section 2.07), and if in either case the Company pays all other sums payable hereunder by the Company, then the Indenture shall, subject to Section 8.01(c), cease to be of further effect. The Trustee shall acknowledge satisfaction and discharge of this Indenture on demand of the Company accompanied by an Officers' Certificate and an Opinion of Counsel and at the cost and expense of the Company.

      (b) Subject to Sections 8.01(c) and 8.02 of the Indenture, the Company at any time may terminate (i) all of its obligations under the Securities and the Indenture ("legal defeasance option") or (ii) its obligations under Sections 4.02(b), 4.03, 4.04, 4.05, 4.06, 4.07, 4.08, 4.11, 4.12, 4.13, 4.14, 4.15,
5.01(iii) and 5.01(iv) and the operation of Section 6.01(4), 6.01(6), 6.01(7)
(with respect to Subsidiaries of the Company only), 6.01(8) (with respect to Subsidiaries of the Company only), 6.01(9) (with respect to Subsidiaries of the Company only) and 6.01(10) ("covenant defeasance option"). The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option.

      If the Company exercises its legal defeasance option, payment of the Securities may not be accelerated because of an Event of Default with respect thereto and the Company will not be required to repurchase the Securities upon a Change of Control. If the Company exercises its covenant defeasance option, payment of the Securities may not be accelerated because of an Event of Default specified in Section 6.01(4), 6.01(6), 6.01(7) (with respect to Subsidiaries of the Company only), 6.01(8) (with respect to Subsidiaries of the Company only), 6.01(9) (with respect to Subsidiaries of the Company only) and 6.01(10), or because of the failure of the Company to comply with clause (iii) and (iv) of
Section 5.01.

      Upon satisfaction of the conditions set forth herein and upon request of the Company, the Trustee shall acknowledge in writing the discharge of those obligations that the Company terminates.

(e)   Evidence of Compliance with Conditions and Covenants

      Upon any request or application by the Company to the Trustee to take or refrain from taking any action under this Indenture, the Company shall furnish to the Trustee:

      (1) an Officers' Certificate in form and substance reasonably satisfactory to the Trustee stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

      (2) an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

      Each certificate or opinion with respect to compliance with a covenant or condition provided for in this Indenture shall include:

      (1) a statement that the individual making such certificate or opinion has read such covenant or condition;

      (2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

      (3) a statement that, in the opinion of such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

      (4) a statement as to whether or not, in the opinion of such individual, such covenant or condition has been complied with.

ITEM 9. OTHER OBLIGORS.

There is no other person or entity who is an obligor under the Indenture.

Contents of Applications for Qualification:

This application for qualification comprises:

(a)   Pages numbered 1 to 12, consecutively (and an attached Exhibit Index).

(b) The statement of eligibility and qualification of the trustee under the indenture to be qualified.

(c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

Exhibit T3A       The Companies Acts 1985 to 1989 Private Company Limited By
                  Shares, Articles of Association of Texon International
                  Limited,, incorporated on October 9, 1997 as a private company, re-registered as a public company on December 17, 1997, re-registered as a private company on September 20, 2002.

Exhibit T3B       The Companies Acts 1985 Private Company Limited by Shares,
                  Memorandum of Association of Texon International Limited.

Exhibit T3C       Indenture dated January 30, 1998 between Texon International
                  Plc and the Bank of New York for 10% Senior Notes due 2008 DM
                  245,000,000.

                  First Supplemental Indenture dated November 22, 2002 between Texon International Limited (formerly Texon International Plc) and the Bank of New York in respect of Texon International Limited's 10% Senior Notes due 2008 DM 245,000,000.

Exhibit T3D       Order of the High Court of Justice, Chancery Division,
                  Companies Court, In the Matter of Texon International Limited and In the Matter of the Companies Act 1985, dated November 7,
                  2002.

                  Order Pursuant to Section 304 of the Bankruptcy Code Granting the Relief Requested in the Petition and Giving Full Force and Effect to the Scheme of Arrangement, In re: Texon International Limited, Debtor in Foreign Proceeding, dated November 14, 2002.

Exhibit T3E       Restructuring Proposals relating to DM245,000,000 10 per cent.
                  Senior Notes due 2008, (the "Senior Notes") pursuant to a
                  Scheme of Arrangement (under section 425 of the U.K. Companies
                  Act 1985) between Texon International Limited (formerly Texon
                  International plc) and its Scheme Creditors dated 10 October
                  2002.

                  Form of Proxy In the Matter of Texon International Limited (formerly Texon International plc) and In the Matter of the Companies Act 1985, Scheme of Arrangement.

                  Claim Form In the Matter of Texon International Limited (formerly Texon International plc) and In the Matter of the Companies Act 1985, Scheme of Arrangement.

                  Letter dated 10 October 2002 from Cadwalader, Wickersham &
                  Taft.

Exhibit T3F       See Exhibit T3C.

Exhibit T3G       Statement of Eligibility and Qualification of the Trustee on
                  Form T-1.

                                    SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Texon International Limited, a corporation organized and existing under the laws of England and Wales, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunder affixed and attested, all in London, England, on the 22nd day of November, 2002.


                                        TEXON INTERNATIONAL LIMITED


                                        By: /s/ Peter Selkirk
                                            ------------------------------------
                                            Name:  Peter Selkirk
                                            Title: Chief Executive

ATTEST:

       /s/ Neil Fleming
----------------------------------------
Name:  Neil Fleming
Title: Finance Director and Company
         Secretary

                                  EXHIBIT INDEX

Exhibit T3A       The Companies Acts 1985 to 1989 Private Company Limited By
                  Shares, Articles of Association of Texon International
                  Limited,, incorporated on October 9, 1997 as a private company, re-registered as a public company on December 17, 1997, re-registered as a private company on September 20, 2002.

Exhibit T3B       The Companies Acts 1985 Private Company Limited by Shares,
                  Memorandum of Association of Texon International Limited.

Exhibit T3C       Indenture dated January 30, 1998 between Texon International
                  Plc and the Bank of New York for 10% Senior Notes due 2008 DM
                  245,000,000.

                  First Supplemental Indenture dated November 22, 2002 between Texon International Limited (formerly Texon International Plc) and the Bank of New York in respect of Texon International Limited's 10% Senior Notes due 2008 DM 245,000,000.

Exhibit T3D       Order of the High Court of Justice, Chancery Division,
                  Companies Court, In the Matter of Texon International Limited and In the Matter of the Companies Act 1985, dated November 7,
                  2002.

                  Order Pursuant to Section 304 of the Bankruptcy Code Granting the Relief Requested in the Petition and Giving Full Force and Effect to the Scheme of Arrangement, In re: Texon International Limited, Debtor in Foreign Proceeding, dated November 14, 2002.

Exhibit T3E       Restructuring Proposals relating to DM245,000,000 10 per cent.
                  Senior Notes due 2008, (the "Senior Notes") pursuant to a
                  Scheme of Arrangement (under section 425 of the U.K. Companies
                  Act 1985) between Texon International Limited (formerly Texon
                  International plc) and its Scheme Creditors dated 10 October
                  2002.

                  Form of Proxy In the Matter of Texon International Limited (formerly Texon International plc) and In the Matter of the Companies Act 1985, Scheme of Arrangement.

                  Claim Form In the Matter of Texon International Limited (formerly Texon International plc) and In the Matter of the Companies Act 1985, Scheme of Arrangement.

                  Letter dated 10 October 2002 from Cadwalader, Wickersham &
                  Taft.

Exhibit T3F       See Exhibit T3C.

Exhibit T3G       Statement of Eligibility and Qualification of the Trustee on
                  Form T-1.